Exhibit 99.3

Notice of Annual General Meeting of Shareholders and
Availability of Proxy Materials

MEETING DATE AND LOCATION

Meeting Type:	Annual General Meeting of Shareholders (the “Meeting”)
When:	June 7, 2018 at 11:00 a.m. (Pacific Daylight Time)
Where:	Suite 1330, 200 Granville Street, Vancouver, BC, V6C 1S4

NOTICE-AND-ACCESS

You are receiving this notification as Great Panther Silver Limited (“Great Panther” or the “Company”) is using the notice and access model for the delivery of its information circular to its shareholders in respect of its annual general and special meeting of shareholders to be held on Thursday, June 7, 2018. Under notice and access, instead of receiving paper copies of the Company’s information circular for the year ended December 31, 2017 (the “Information Circular”), shareholders are receiving this notice with information on how they may access the Information Circular electronically or request a paper copy. With this notification, you will also receive a proxy or voting instruction form, enabling you to vote at the Meeting. The use of this alternative delivery is more environmentally friendly and cost effective.

Therefore, instead of receiving the Circular by mail, you may view it electronically by visiting www.envisionreports.com/great-panther-AGM2018; or at the Company’s website at www.greatpanther.com; or under the Company’s profile on SEDAR at www.sedar.com

BUSINESS OF THE MEETING

1.	To receive the consolidated financial statements of the Company for the financial year ended December 31, 2017 and the report of the auditor on those statements;
2.	To set the number of directors at seven. See the section entitled “Number of and Election of Directors” in the Information Circular.
3.	To elect directors of the Company to hold office until the close of the next annual general meeting. See the section entitled “Nominees for Election” in the Information Circular.
4.	To appoint KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor’s remuneration. See the section entitled “Appointment of Auditor” in the Information Circular.

HOW DO I OBTAIN A PRINTED COPY OF THE CIRCULAR?

Shareholders who wish to receive a paper copy of the Information Circular, should contact the Company by calling Toll Free, within North America at 1-888-355-1766 or outside of North America at +1-604-608-1766, or by email at info@greatpanther.com. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than May 24, 2018. If you do request the current materials, please note that another proxy or voting instruction form will not be sent; please retain your current one for voting purposes.

If you request materials on the date of the Meeting or in the year following the filing of the Circular, it will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

VOTING IS SIMPLE. PLEASE VOTE TODAY.

WHO CAN VOTE?

Holders of common shares of Great Panther on the record date of April 17, 2018 are entitled to receive notice and to vote at the Meeting.

HOW DO I VOTE?

Please note, you cannot vote by returning this notice. There are several convenient ways to vote your shares including online and via telephone. You will find attached to this notice a form of proxy or a voting instruction form containing detailed instructions on how to exercise your voting rights.

	Beneficial Shareholders Shares held with a broker, bank or other intermediary.	Registered Shareholders Shares held in own name and represented by a physical certificate.
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail:	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form. You are reminded to view the Meeting materials prior to voting.

Please submit your vote well in advance of the proxy deposit deadline on

June 5, 2018 at 11:00 a.m. (Pacific Daylight Time).